LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

April 10, 2014

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Series Fund, Inc.-Short Duration Income Portfolio
(the “Company”)
File Nos. 33-31072 and 811-05876

Dear Mr. Cowan:

Reference is made to Post-Effective Amendment No. 43 to the Company’s Registration Statement on Form N-1A (the “Registration Statement”) filed on January 29, 2014 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Tuesday, March 11, 2014 at approximately 4:15 p.m. with Brooke A. Fapohunda and Christina Morse of Lord, Abbett & Co. LLC, the investment adviser to the Company and each of its series, regarding the Registration Statement. Your comments, and the Company’s responses thereto, are summarized below. Post-Effective Amendment No. 44 to the Registration Statement, which was filed with the Commission on April 10, 2014 and is to become effective April 14, 2014 (the “Amendment”), reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1        Accession No. 0000930413-14-000361.

Mr. Mark Cowan

April 10, 2014

Part A - Prospectus

1.      Please file Tandy representations as EDGAR correspondence.

Response:      The requested representations are included herein and filed as EDGAR correspondence.

2.      Please include a footnote to the Annual Fund Operating Expenses table under the section titled “Fees and Expenses” stating that the Fund’s expenses are based on estimated amounts for the current fiscal year.

Response:      We have made the requested change.

3.      Please revise the language under “Principal Investment Strategies” in the summary portion of the Fund’s prospectus to explain duration and the effect of interest rates on duration.

Response:      We have made the requested change.

4.      Please revise the language under “High Portfolio Turnover Risk” in the section titled “Principal Risks,” in light of the tax deferred status of variable insurance funds.

Response:      We have made the requested change.

5.      Please remove the brackets in the table under the section titled “Management” in the summary portion of the Fund’s prospectus.

Response:      We have made the requested change.

6.      In the subsection titled “Excessive Trading and Market Timing,” under the section “Account Policies” please use the word “discourage” when stating whether the Fund discourages frequent purchases and redemptions of Fund shares and use the word “accommodate” when stating whether the Fund accommodates frequent purchases and redemptions of Fund shares.

Response:      The Fund discourages and does not accommodate frequent purchases and redemptions of its shares. We believe that the following excerpt from the subsection titled “Account Policies - Excessive Trading and Market Timing” is responsive to Items 11(e)(4)(i) and 11(e)(4)(ii) of Form N-1A:

The Fund is designed for long-term investors and is not intended to serve as a vehicle for frequent trading in response to short-term swings in the market. Excessive, short-term or market timing trading practices (“frequent trading”) may disrupt management of the Fund, raise its expenses, and harm long-term shareholders in a variety of ways.

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Mr. Mark Cowan

April 10, 2014

Part B – Statement of Additional Information

7.      Please remove the brackets within the sections titled “Fundamental Investment Restrictions” and “Non-Fundamental Investment Restrictions.”

Response:      We have made the requested changes.

* * * * *

The Company acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Vice President and Assistant Secretary

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